Free Writing Prospectus	Filed pursuant to Rule
433 under the Securities
(To the Preliminary	Act
Prospectus Supplement
dated March 29, 2011)	Registration Statement
No. 333-173135
Pricing Term Sheet
Verisk Analytics, Inc.

Issuer:	Verisk Analytics, Inc.
Ticker:	VRSK
Ratings:	Ba1 / BBB- / A
Size:	$450,000,000
Maturity:	May 1, 2021
Coupon:	5.800%
Price:	99.768% of face amount
Yield to maturity:	5.830%
Spread to Benchmark Treasury:	T + 237.5 basis points
Benchmark Treasury:	3.625% due February 15, 2021
Benchmark Treasury Price and Yield:	101-13 3.455%
Interest Payment Dates:	May 1 and November 1, commencing November 1, 2011
Redemption Provisions:
Make-whole call	At any time at a discount rate of Treasury plus 40 basis points
Settlement:	T+5; April 6, 2011
Denominations:	$2,000 and any integral multiple of $1,000 above that amount
CUSIP:	92345Y AA4
Bookrunners:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC
Ratings are not a recommendation to buy, sell or hold the notes.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Merrill Lynch (call 1-800-294-1322, or e-mail dg.prospectus_requests@baml.com); or J.P. Morgan Securities LLC (call collect at 1-212-834-4533).